UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2022

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2022 Annual Shareholder Meeting

On August 11, 2022, Kornit Digital Ltd. (the “Company”) held its 2022 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on two proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibits 99.1 and 99.2 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on June 30, 2022.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Annual Meeting, each of the following two proposals (and each sub-proposal thereof) was approved by the requisite ordinary majority of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association:

(1)	Re-election of each of Mr. Dov Ofer and Mr. Yehoshua (Shuki) Nir, and initial election of Mr. Jae Hyun (Jay) Lee, in each case for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2025 and until his successor is duly elected and qualified;

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Yehoshua (Shuki) Nir	31,732,023.	1,672,094	179,762
Dov Ofer	28,003,346	3,500,396.	2,080,137
Jae Hyun (Jay) Lee	31,883,254.	1,520,799	179,826

(2)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and the additional period until the Company’s 2023 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation;

Votes in Favor	Votes Against	Abstentions
35,488,647	1,052,116	306,736.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, and 333-263975).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 11, 2022	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

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